Exhibit 99.9

WESTERN WIND ENERGY CORP.

SUITE 1326 – I TE EST GEORGIA STREET	TELEPHONE: 604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE: 604.685-9441
Canada	www.westernwindenergy.com

N E W S   R E L E A S E

May 29, 2008

Toronto Venture Exchange Symbol: “WND”
Issued and Outstanding: 29,894,021

WESTERN WIND ENERGY ANNOUNCES EXERCISE OF AGENT’S OPTION OF 20%

VANCOUVER,  BC,  -  Further  to  our  news  release  dated  May  27,  2008,  Western  Wind Energy Corp. ("Western Wind" or the "Company") is pleased to announce that a syndicate  led  by  Loewen,  Ondaatje,  McCutcheon  Limited  ("LOM"),  and  including  Clarus  Securities Inc.,  has  advised  it  that  they  have  received  indications  of  interest  for  the  offering  of  $15  million.  The  agents  have  also  exercised  their  option  to  increase  the  offering  by  20%,  for  aggregate offering of $18 million.

Western Wind Energy Corp. is a wind energy producer that currently has over 155 MW of  expansion power purchase agreements in the state of California.  Western Wind Energy is  in the business of acquiring land sites and technology for the production of electricity from  wind  energy.   Management  of  Western  Wind  Energy  includes  individuals  involved  in  the  operations and ownership of utility scale wind energy facilities in California since 1981.

Western Wind is in the business of acquiring exceptional land sites, capital and technology  for  the  production  of  electricity  from  wind  energy.    Western  Wind  Energy conducts  its  operations through its wholly owned subsidiaries in Arizona and California.  Management of

Western  Wind  Energy  includes  individuals  involved  in  the  operations  and  ownership  of  utility scale wind energy facilities in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski

Chief Executive Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or  accuracy of  this news release.

Certain  statements  included  herein  are  "forward-looking  statements"  as  defined  by  the  Private  Securities  Litigation  Reform  Act  of  1995.   Management  cautions  that  forward-looking  statements  are  not  guarantees  and  that  actual  results  could  differ  materially  from  those  expressed  or  implied  in  the  forward-looking  statement.   Important factors that could cause the actual results of operations or financial condition of the  Company  to  differ  include,  but  are  not  necessarily  limited  to,  the  risks  and  uncertainties  discussed  in  documents filed by the Company with the Securities and Exchange Commission.